SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 4, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 4, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   May 4, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - May 4, 2010

Tanzanian Royalty Confirms Initial Expectations of Significant Gold Discovery in Msonga Area at Kigosi Project

The Company is pleased to announce that a Phase 1 Reverse Circulation (RC) drilling program has confirmed initial expectations of a significant gold discovery on its Msonga Prospect in northern Tanzanian. Msonga is situated on the north end of the Company’s Kigosi Gold Project which encompasses an area of approximately 815 square kilometres and consists of 31 prospecting licenses and applications.

The RC drilling program was implemented as a follow-up to an earlier Phase One Rotary Air Blast (RAB) drill program, highlights from which are reported later in this release. The focus of the reconnaissance RAB drill program at Msonga was a highly prospective, seven kilometres long by one kilometre wide east-west trending gold soil anomaly that was identified by the Company's technical staff following a detailed review of soil samples taken by AngloGold-Ashanti in 2004.

The RC drill program at Msonga consisted of 58 inclined holes on three widely spaced drill fences covering a strike length of 1.5 kilometres and representing some 2,671metres of drilling. It was concluded in March of 2010. All assay results for the RC program have been received, with some of the more significant results summarized in the table below:

Fence ID	Hole No.	From (m)	To (m)	Width (m)	Gold Assays (g/t)	Comments
59200E	KG224RC004	5.50	6.0	0.5	0.59
	KG224RC006	4.50	5.0	0.5	5.25
	KG224RC011	28.0	33.0	5.0	0.29	Including 1 m @ 0.65 g/t
	KG224RC014	7.0	8.0	1.0	16.8
58400E	KG45RC005	23.0	27.0	4.0	2.06	Including 1 m@ 4.02 g/t
	KG45RC006	37.0	49.0	12.0	1.33	Including 4 m@ 4.40 g/t
	KG45RC007	10.0	14.0	4.0	1.24	Including 1 m@ 3.03 g/t
		24.0	30.0	6.0	1.24	Including 1 m@ 4.62 g/t
		47.0	49.0	2.0	0.56
	KG45RC012	28.0	32.0	4.0	0.34	Including 1 m@ 0.51 g/t
	KG45RC013	41.0	42.0	1.0	0.43
		58.0	63.0	5.0	0.80	Including 1 m@ 2.82 g/t
58000E	KG45RC024	1.0	6.0	5.0	2.92	Including 0.5 m@ 31.9g/t
		6.0	13.0	7.0	0.34	Including 1 m@ 1.73 g/t
	KG45RC032	28.0	29.0	1.0	0.47
	KG45RC033	16.0	17.0	1.0	2.03

Significant gold intersections include KG224RC006 with 0.5m @ 5.25g/t, KG224RC014 with 1m @ 16. 8g/t, KG45RC005 with 4m @ 2.06g/t including 1m @ 4.02g/t, KG45RC006 with 12m @ 1.33g/t including 4m @ 4.40g/t, KG45RC007 with 4m @ 1.24g/t including 1m @ 3.03g/t and 6m @ 1.24g/t including 1m @ 4.62g/t, KG45RC013 with 5m @ 0.80g/t including 1m @ 2.82g/t, KG45RC024 with 5m @ 2.92g/t including 0.5m @ 31.90g/t and 7m @ 0.34g/t including 1m @ 1.73g/t and KG45RC033 with 1m @ 2.03g/t.

A Second Phase RC drilling program is currently under way to determine if these zones have the continuity to generate resources of economic interest. A series of short closely spaced vertical RC holes on widely spaced fences will be drilled to investigate the potential and likely presence of a distinctive, shallow, gold-bearing lateritic (weathered) quartz rubble deposit that could indicate a resource of immediate economic interest. The system has more than adequate strike length to host multiple, sub-parallel, gold-bearing reef zones and quartz rubble beds.

“We are delighted that the RC drill program confirmed our expectations from the RAB drilling phase which was reconnaissance in nature and served only to target prospective areas for RC follow-up,” said James E. Sinclair, Chairman and Chief Executive Officer. “Having a drill rig with the capacity to conduct both types of drilling has been a godsend in terms of speeding up the evaluation process,” he added.

According to Mr. Sinclair, “The Msonga discovery is situated on virgin ground with no pre-existing workings from small-scale artisanal mining activity which in this part of the world is unusual to say the least. Most areas like this are pockmarked with old diggings which companies often use to target their exploration activities,” he noted.

The highly prospective gold mineralized system at Msonga appears to be associated with either the presence of substantial quartz vein development in greenstone and/or the proximity of shear zones associated with granite slivers in greenstones.

“Greenstones account for most of the world’s gold output and the mode of occurrence we are seeing in the Msonga Area is certainly consistent with established gold producing regions in Tanzania which is encouraging to say the least,” he concluded. “A lot more work will be required to fully evaluate this new discovery which, incidentally, speaks to the broad distribution of gold values on the Kigosi property, only a small portion of which has been assessed.”

The Phase 1 RAB drilling program at Msonga included 200 short holes aggregating 5,906 metres on four widely-spaced drill fences covering a strike length of 3.5 kilometres. Anomalous values were reported in many of the holes with the most significant gold intersections presented in the following table:

Fence ID	Hole No.	From (m)	To (m)	Width (m)	Gold Assay (g/t)
L58500E	KG45RAB008	2	3	1	5.97
	KG45RAB023	3	4	1	4.31
		4	5	1	3.90
		5	6	1	1.39
L55000E	KG45RAB105	17	18	1	0.68
	KG45RAB114	9	10	1	1.65
L55000E	KG45RAB121	10	11	1	1.30
	KG45RAB126	25	26	1	1.41
		26	27	1	1.13
	KG45RAB127	25	26	1	1.83
L54000E	KG45RAB165	23	24	1	5.75
	KG45RAB172	21	22	1	0.56
	KG45RAB174	9	10	1	0.80

Further significant gold mineralization potential on this line includes intersections in KG45RAB165 with 4m @ 0.19g/t including 2m @ 0.23g/t and 12m @ 0.70g/t including 1m @ 5.75g/t. Hole KG45RAB172 returned 4m @ 0.15g/t including 1 m @ 0.56 g/t while  KG45RAB174 had 10m @ 0.16g/t including 2m @ 0.56g/t followed by KG45RAB188 with 1m @ 0.45g/t.

Qualified Person

The Company's Qualified Person is Mr. Peter Zizhou, the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Analysis

RC Drilling Program

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. A total of 3,281 RC samples were collected during the Phase 1 drilling program. A total of 44 commercial blanks (1%), 122 standards (4%), and 285 field duplicates (9%) were inserted in the sample stream resulting in a QC frequency of 14% for the entire program.

Despite suspected gold nugget effect, the duplicates returned a moderately high positive Pearson correlation coefficient of 86%. In addition, 88% of the standards fall within the acceptable (5%) margins of error. The majority of the blanks are all within acceptable limits.

RAB Drilling Program

RAB chip samples reported in this release were taken by Mr. Zizhou. As is conventional, analytical results from RAB samples are mainly considered as an indicator of the potential scale of gold mineralization in a system but this data cannot be used for any resource evaluation.

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. Duplicates, Standards and Blanks were inserted in the sample stream sent to SGS. Due to suspected gold nugget effect, the duplicates returned a moderately low positive Pearson correlation coefficient of 51%. In addition, 98% of the standards fall within the acceptable (5%) margins of error. The majority of the blanks are all within acceptable limits.

Respectfully Submitted,

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.